UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

September 14, 2018

(Date of Report (Date of earliest event reported))

FUNDRISE GROWTH EREIT II, LLC

(Exact name of registrant as specified in its charter)

Delaware	61-1775079
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisition

RSE Urban Realty Partners 215 Chester Controlled Subsidiary – Atlanta, GA

On September 14, 2018, we directly acquired ownership of a “majority-owned subsidiary”, 215 Chester LLC (the “RSE Urban Realty 215 Chester Controlled Subsidiary”), for an initial purchase price of approximately $1,353,750, which is the initial stated value of our equity interest in the RSE Urban Realty 215 Chester Controlled Subsidiary (the “RSE Urban Realty 215 Chester Investment”). The RSE Urban Realty 215 Chester Controlled Subsidiary used the proceeds to close on the acquisition of a multi-tenant industrial flex building containing 24,139 square feet of net rentable area on a 0.999-acre site (the “215 Chester Ave Property”). The closing of both the initial RSE Urban Realty 215 Chester Investment and the 215 Chester Ave Property occurred concurrently.

The RSE Urban Realty 215 Chester Controlled Subsidiary is managed by Urban Realty Partners (“URP”), which owns and operates over 100,000 square feet of commercial real estate within the Atlanta MSA.

Pursuant to the agreements governing the RSE Urban Realty 215 Chester Investment (the “RSE Urban Realty 215 Chester Operative Agreements”), our consent is required for all major decisions regarding the RSE Urban Realty 215 Chester Controlled Subsidiary. In addition, an affiliate of our sponsor earned an origination fee of approximately 2.0% of the RSE Urban Realty 215 Chester Investment, paid directly by the RSE Urban Realty 215 Chester Controlled Subsidiary.

The 215 Chester Ave Property was acquired for a purchase price of approximately $3,400,000. URP anticipates additional hard costs of approximately $590,000 to perform common area improvements, as well as additional soft costs and financing costs of approximately $264,000, bringing the total projected project cost for the 215 Chester Property to approximately $4,254,000. The renovations are expected to be completed within 12 to 18 months, and are comprised mainly of replacing the existing roof and re-surfacing the parking lot. To finance the acquisition of the 215 Chester Ave Property, a $2,450,000 senior secured loan with a three (3) year initial term at a 5.50% interest rate with three years interest only was provided by Atlantic Capital Bank (the “215 Chester Senior Loan”). The remaining equity contributions to the RSE Urban Realty 215 Chester Controlled Subsidiary are being contributed 75% by the Company and 25% by URP and its affiliates.

As of the closing date, the 215 Chester Senior Loan had an approximate LTC ratio of 60.0%. The LTC ratio, or the loan-to-cost ratio, is the approximate amount of the total debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC as a measure of leverage for properties that are subject to construction. There can be no assurance that the anticipated completion cost will be achieved or that the LTC ratio will not vary at points over the course of ownership.

The 215 Chester Ave Property is a 24,139 square foot flex building in Atlanta, GA. As of September 14, 2018, the property is 100.00% occupied. The property was constructed in 1940 and the build is of concrete and brick.

The Atlanta market presents a strong opportunity arising from strong demographic and employment trends. The property is well positioned within a rapidly developing submarket of Atlanta known as Reynoldstown, with two large-scale developments within one block which include a new grocery store, movie theatre, concert venue and other neighborhood serving retail. These developments will continue to draw large numbers of new residents to the Reynoldstown submarket and drive demand for flex space such as the 215 Chester Ave Property.

The following table contains performance assumptions and projections. Individual assumptions and projected returns are presented at the asset level. All of the values in the table below are projections and assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Returns	Total Projected Renovation Hard Cost	Total Projected Renovation Soft Cost	Projected Economic Vacancy	Projected Average Annual Rent Growth	Net Sales Price at End of Hold Period	Projected Hold Period
Atlanta, GA - 215 Chester Ave - 215 Chester LLC	9.6% - 11.8%	$590,000	$265,000	6.7%	3.0%	$4,449,000 - $4,645,500	3 years

Please note that past performance is not indicative of future results, and these asset performance projections may not reflect actual future performance. Any projections on the future returns of any of our assets may not prove to be accurate and are highly dependent on the assumptions described above. Investing in Fundrise Growth eREIT II, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated August 22, 2018, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE GROWTH EREIT II, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:	September 20, 2018